April 18, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel Crawford

Re:	Adaptimmune Therapeutics plc
Amendment No. 1 to Registration Statement on Form S-4
Filed April 18, 2023
Registration No. 333-271145

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Adaptimmune Therapeutics plc (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated to, and the Registration Statement become effective on, April 20, 2023, at 4:15 P.M. Eastern Time, or as soon thereafter as practicable.

Please contact Jackie Cohen of Ropes & Gray LLP at jackie.cohen@ropesgray.com or (212) 596-9296, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

[Signature page follows]

Sincerely yours,

Adaptimmune Therapeutics plc

By:	/s/ Adrian Rawcliffe
Adrian Rawcliffe
Chief Executive Officer

cc: Kerry Sharp, Adaptimmune Therapeutics plc

Jackie Cohen, Ropes & Gray LLP

[Signature Page to Adaptimmune Therapeutics plc S-4 Acceleration Request]